Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, October 21, 2026

Sirs

Superintendencia del Mercado De Valores – SMV

Lima.-

Subject:	Material Event

In accordance with Article 30 of the Consolidated Text of the Securities Market Law and the Regulations on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01 (the “Regulations”), we hereby report the following:

Today, we became aware, having been copied on the communication, of Official Letter No. 5332-2026-SMV/11.1, issued by the Superintendencia del Mercado de Valores and addressed to MSRA S.A.C. (the valuation firm appointed to determine the minimum price per share to be considered by Inversiones Aspi S.A. in the Tender Offer for the voting shares issued by Cementos Pacasmayo S.A.A.). Through this Official Letter, which is attached to this communication, the Superintendencia del Mercado de Valores has raised observations regarding the valuation report prepared by MSRA S.A.C.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Stock Exchange Representative

Electronic document digitally signed in accordance with Law No. 27269, the Digital Signatures and Certificates Law, its implementing regulations, and amendments thereto. The integrity of the document and the authenticity of the signature(s) may be verified at https://apps.firmaperu.gob.pe/web/validador.xhtml

San Isidro, October 21, 2026

OFFICIAL LETTER Nº 5332-2026-SMV/11.1

Mr.

Johan Cieza De Los Santos

Legal Representative

MSRA S.A.C.

Av. Almirante Miguel Grau Nro. 629 Urb. San Ignacio

Barranco, Lima.-

Ref.: File Nº 2026017300

I am writing to you regarding the Valuation Report submitted by MSRA S.A.C. (hereinafter, “MSRA”), which determined the minimum price to be considered by Holcim Ltd. in the Tender Offer (OPA) for the common shares representing the share capital of Cementos Pacasmayo S.A.A. (hereinafter, “Pacasmayo”), submitted on October 14, 2026 (hereinafter, the “Valuation Report”).

In this regard, considering the provisions of Article 51 and Annex V of the Regulations on Tender Offers and Purchase Offers for Delisting, approved by CONASEV Resolution No. 009-2006-EF/94.10, as amended (hereinafter, the “Tender Offer Regulations”), as well as the “Terms and Conditions for the Selection Process of the Valuation Firm Responsible for Determining the Minimum Price to be Considered by Holcim Ltd. in the Tender Offer for the Common Shares Representing the Share Capital Issued by Cementos Pacasmayo S.A.A.” (hereinafter, the “Terms and Conditions”), the following observations regarding the Valuation Report have been identified:

1.	Considering that Annex 16.2.3.A states that «the information provided by BVR, a firm specializing in valuations that annually publishes the ‘Mergerstat/BVR Control Premium Study,’ is primarily used, » while Annex 16.2.3.B indicates that the estimation of the valuation premium was based on information from Moore Hong Kong, MSRA must explain why it selected the Moore Hong Kong premium instead of BVR’s.

2.	Regarding the «Going Concern Value» methodology:

2.1.	It has been noted that the Free Cash Flow to the Firm (FCFF) was used. However, the selection of this cash flow measure has not been substantiated. Therefore, MSRA must provide the rationale for its selection in accordance with Section 10.4.1 of Annex V of the Tender Offer Regulations.

2.2.	The assumption that sales volumes from 2027 onward will grow at the same rate as private investment growth has not been substantiated. Therefore, MSRA must provide supporting justification and attach tables showing the projected volumes by product type and/or segment.

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Electronic document digitally signed in accordance with Law No. 27269, the Digital Signatures and Certificates Law, its implementing regulations, and amendments thereto. The integrity of the document and the authenticity of the signature(s) may be verified at https://apps.firmaperu.gob.pe/web/validador.xhtml

2.3.	The assumption of a 0.5% price growth rate has not been substantiated. Therefore, MSRA must provide supporting justification. Additionally, MSRA must explain why page 126 of the Valuation Report states that «prices increase slightly above the Company’s projection (compound annual average of 0.4%), » while page 129 states that “prices increase at a rate of 0.5%, according to the Company’s projection.”

Furthermore, MSRA must attach tables showing the projected prices by product type and/or segment.

2.4.	The assumption that a strong or more severe El Niño event occurs every five years has not been substantiated. Therefore, MSRA must provide supporting justification.

2.5.	MSRA must attach tables showing the calculations of the components of cost of sales throughout the entire projection period.

2.6.	It has been noted that, regarding financial debt, the assumptions only refer to information as of March 31, 2026. However, the assumptions applied to projected debt and financial costs throughout the valuation period have not been detailed. Therefore, MSRA must specify and substantiate the assumptions applied.

2.7.	The assumption of total CAPEX of 3.9% from 2033 onward has not been substantiated. Therefore, MSRA must provide supporting justification.

2.8.	Regarding the WACC, MSRA must substantiate the reasons why the cost of debt (“kd”) was calculated considering only Pacasmayo’s bonds rather than its total debt. Additionally, MSRA must attach tables showing the data used to estimate the components of the Cost of Equity (COK) and WACC.

2.9.	MSRA must attach tables showing the calculations and supporting information for RONIC and «D&A 2036 from the model,» which were used to calculate the terminal value.

2.10.	MSRA must attach tables showing the intermediate calculations for trade accounts receivable, accounts payable, and inventories, given that page 127 of the Valuation Report refers to Annex 16.5.2.10; however, no explanation is provided as to how the ratios indicated in that annex were used to project the aforementioned accounts.

2.11.	MSRA must provide a detailed calculation showing the projections of «EBIT (excluding PT and collective bargaining agreement signing bonus),» an item referenced on page 137 of the Valuation Report.

2.12.	MSRA must provide supporting justification for the projected depreciation and amortization throughout the entire projection period, distinguishing between accounting and tax depreciation. Additionally, MSRA must attach the corresponding calculations in accordance with Section 10.4.1.9 of Annex V of the Tender Offer Regulations.

3.	Regarding the «Liquidation Value» methodology:

3.1	MSRA must detail how the adjustment factors applied to the «Inventories, » «Land, » and «Other Property, Plant and Equipment, Net» accounts were mathematically determined.

Additionally, MSRA must explain why it did not conduct an appraisal of all land properties and provide the rationale for using a proportional relationship to calculate the realizable value of the partially appraised land properties. MSRA must also explain the treatment applied to the land properties that were not appraised, for which the realizable value was indicated as “n.a.” in Annex 16.3.2.

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Electronic document digitally signed in accordance with Law No. 27269, the Digital Signatures and Certificates Law, its implementing regulations, and amendments thereto. The integrity of the document and the authenticity of the signature(s) may be verified at https://apps.firmaperu.gob.pe/web/validador.xhtml

In light of the foregoing and considering that MSRA is required to strictly comply with the provisions of the Tender Offer Regulations and the Terms and Conditions, MSRA is hereby required to address the aforementioned observations in a single written submission, which must not constitute a new version of the Valuation Report, within a period not exceeding one (1) business day, calculated from the business day following notification of this Official Letter.

Finally, it is important to remind MSRA that, pursuant to the statement of responsibility included in the Valuation Report, it is established, among other matters, that the valuation firm and the officers who sign the aforementioned report are liable for any damages that may arise from the issuance of a valuation report containing errors that result in a modification of the minimum price to be considered in the Tender Offer, inadequate technical substantiation, or insufficient content, within the scope of their responsibilities, in accordance with the civil liability established under the Civil Code or any administrative liability that may arise.

Sincerely,

/s/ César Figueroa Benites
César Figueroa Benites
Acting General Superintendent
General Superintendency for Market Conduct Supervision

CC:	Bolsa de Valores de Lima S.A. Cementos Pacasmayo S.A.A. Holcim Ltd.

DC/MAD

BMP

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